(404) 815-2227
reypascual@paulhastings.com

August 13, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	ExamWorks Group, Inc. Registration Statement on Form S-1

Dear Sir or Madam:

On behalf of ExamWorks Group, Inc. (the “Company”), we transmit for filing under the Securities Act of 1933, as amended, and pursuant to Regulation S-T promulgated thereunder, the Company’s Registration Statement on Form S-1 (the “Form S-1”) for the initial public offering of shares of the Company’s Common Stock, together with copies of the exhibits being filed at this time. Original signature pages to the Form S-1 have been manually executed and will be retained by the Company for five years.

Pursuant to Rule 13(c) of Regulation S-T, a filing fee of $13,000 was wired to the Securities and Exchange Commission on August 12, 2010.

Please direct any questions or comments regarding this filing to the undersigned at (404) 815-2227.

Sincerely,

/s/Reinaldo Pascual

Reinaldo Pascual

cc:	Richard E. Perlman, ExamWorks Group, Inc. James K. Price, ExamWorks Group, Inc. J. Miguel Fernandez de Castro, ExamWorks Group, Inc.